FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ Russell Cox
Russell Cox
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the First Quarter ended February 28, 2004 dated April 22, 2004	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE FIRST QUARTER

ENDED 28 FEBRUARY 2004

TM Group Holdings PLC today announced results for the first quarter ended 28 February 2004.

Financial highlights (UK GAAP):

	13 weeks ended
	28.02.04	01.03.03
	£ millions
Turnover	157.6	158.4
Operating Profit	4.4	4.3
PBIT	5.3	5.4
EBITDA	8.0	8.0

Turnover at £157.6m for the quarter was similar to the prior year. Same store takings before lottery, incorporating good trading over the Christmas season, continued to be positive. Turnover in total continues to be affected by a lower store base and further migration of phone top-up transactions to the electronic form.

Operating profit was ahead of the same quarter last year by £0.2m.

Lower profits on asset disposals gave rise to PBIT slightly reduced at £5.3m and EBITDA was the same as last year at £8.0m.

TM Retail

Turnover at £157.6m for the 13 weeks to 28 February 2004 was £0.8m lower than prior year.

Operating profit for the quarter before group central overheads and profit on asset disposals was £0.2m higher than prior year at £5.1m.

Same store takings before lottery were 1.2% ahead of last year. This measure was stronger in convenience stores at 4.1% ahead and at a similar level to the fourth quarter. The weighted average store base for the quarter was 1.7% lower than last year.

The underlying sales performance remained positive with news and grocery in particular contributing. Trading results over Christmas were good with seasonal product overall performing well. Trading over the less significant Valentine’s season was below expectations.

Trading margins continued ahead of prior year influenced in particular by news, tobacco and grocery.

Branch operating costs were higher than prior year with wages the main factor following the October 2003 rise in the National Minimum Wage. Overheads were lower than prior year.

The number of trading stores at the end of the quarter was 1,189 after a net reduction of 7 during the quarter. Of the closing base, 311 were classified Convenience stores, 123 Variety stores and 755 Newsagents.

Group overheads and financing costs

Central costs at £0.6m were slightly lower than prior year.

Net interest payable at £4.2m for the quarter was slightly lower than prior year.

Sterling further strengthened to £1 = $1.8611 at the quarter end, giving an unrealised exchange gain for the quarter of £6.7m, net of the revaluation of the Company’s currency hedges.

Cash flow

Cash outflow from operating activities in the quarter was £12.1m and compared to an outflow of £10.1m in the same quarter last year.

Net CAPEX for the quarter was £1.3m, inclusive of business purchases.

At the quarter end, cash and bank balances stood at £12.8m. There were no drawings under the company’s working capital facilities at the end of the quarter

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended
	28.02.04	01.03.03
	(£ thousands)
Sales:
TM Retail	157,628	158,422
Operating costs:
TM Retail	(152,549)	(153,496)
Central	(644)	(668)

	(153,193)	(154,164)

Operating profit:
TM Retail	5,079	4,926
Central	(644)	(668)

	4,435	4,258

Profit on asset disposals:
TM Retail	855	1,132

Profit before interest and taxation:
TM Retail	5,934	6,058
Central	(644)	(668)

	5,290	5,390

Net interest payable	(4,235)	(4,283)
Exchange movement on re-translation of senior notes And currency hedge	6,717	(317)

Net interest payable and similar charges	2,482	(4,600)

Profit before taxation	7,772	790
Taxation	(2,539)	(439)

Profit for the period	5,233	351

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	28.02.04	29.11.03
	(£ thousands)
Fixed assets
Tangible fixed assets	47,057	47,728
Intangible fixed assets	7,656	7,533

	54,713	55,261

Current assets
Inventories	33,343	34,115
Debtors	24,433	27,844
Other current asset	—	177
Cash at bank and in hand	12,815	25,625

	70,951	87,761

Creditors: amounts falling due within one year
Trade creditors	(47,924)	(68,091)
Other liabilities	(20,894)	(17,026)

	(68,818)	(85,117)

Net current assets	1,773	2,644

Total assets less current liabilities	56,486	57,905
Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(129,460)	(136,240)
Other	(680)	(697)

	(130,140)	(136,937)

Provisions for liabilities and charges	(2,304)	(2,159)

Net liabilities	(75,958)	(81,191)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(36,805)	(42,038)
Other reserve	(59,892)	(59,892)

	(75,958)	(81,191)

The dollar liability under the Senior Notes has been translated at $1.8611 being a representative US dollar/UK sterling exchange rate on 28 February 2004.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended
	28.02.04	01.03.03
	(£ thousands)
Net cash outflow from operating activities	(12,059)	(10,116)
Returns on investments and servicing of finance
Net interest paid	(8)	(23)

Tax paid	(680)	—

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(2,418)	(2,307)
Receipts from sale of tangible fixed assets	1,607	1,975

	(811)	(332)

Acquisitions and disposals
Purchase of businesses	(502)	(314)
Sale of businesses	1,250	1,250

	748	936

Management of liquid resources
Decrease in short-term deposits	4,884	5,618

Decrease in cash (excluding short-term deposits)	(7,926)	(3,917)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

Operating profit	4,435	4,258
Depreciation and amortisation charges	2,666	2,597
Movement in provisions	(115)	(198)
Decrease in inventories	822	2,433
Decrease/(Increase) in debtors	2,101	(873)
Decrease in creditors	(21,968)	(18,333)

Net cash outflow from operating activities	(12,059)	(10,116)

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com